June 11, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Charah Solutions, Inc.

Registration Statement on Form S-1 (File No. 333-225051)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Charah Solutions, Inc. with respect to the effective time of the above-referenced Registration Statement so that it will become effective June 13, 2018, at 3:30 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that, during the period from June 4, 2018 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus, dated June 4, 2018, to underwriters, dealers, institutions, and others:

Requesting Party	Number of Copies
Morgan Stanley & Co. LLC	1,460
Merrill Lynch, Pierce, Fenner & Smith Incorporated	115
Stifel, Nicolaus & Company, Incorporated	20
Macquarie Capital (USA) Inc.	10
First Analysis Securities Corp.	20
Houlihan Lokey Capital, Inc.	15

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

MORGAN STANLEY & CO. LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

on behalf of themselves and as representatives of the Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Lauren Garcia Belmonte
Name: Lauren Garcia Belmonte
Title: Executive Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Sumit Mukherjee
Name: Sumit Mukherjee
Title: Managing Director